FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]          Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]          No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

    On November 18, 2004, Autonomy Corporation plc (the "Company") issued a press release announcing that the Company expects to voluntarily terminate its American Depositary Receipt program. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1	Press Release issued on November 18, 2004, announcing that the Company expects to voluntarily terminate its American Depositary Receipt program.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: November 18, 2004	By: /s/ Andrew M. Kanter
Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued on November 18, 2004, announcing that the Company expects to voluntarily terminate its American Depositary Receipt program.